

February 9, 2015

Via E-mail
Mr. Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re:** **Genesis Energy, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Filed February 27, 2014**
> **Form 8-K filed October 30, 2014**
> **File No. 001-12295**

Dear Mr. Deere:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 30, 2014

1.   Your response to comment 1 in our letter dated January 13, 2015 refers to the recent changes in the nature, timing, and amount of your maintenance capital expenditures. Please expand to provide additional disclosure describing these changes and to explain the distinction between discretionary and non-discretionary maintenance capital expenditures. This disclosure should address the discretion management has as to whether or when maintenance capital expenditures are incurred.

2.   As part of your response to comment 2 in our letter dated January 13, 2015 you note that you have continued to disclose maintenance capital expenditures as a footnote to the calculation of Available Cash before Reserves. Please tell us whether you intend to

continue to provide this information in the future. If not, explain the reasons for not continuing to disclose this measure.

3.   In response to comment 3 in our letter dated January 13, 2015, you state that although it is not of singular importance, Available Cash before Reserves is one of the relevant data points considered in determining distributions. Please revise your disclosure to describe the purposes for which management uses this measure. Refer to Item 10(e)(1)(i)(d) of Regulation S-K.

4.   Your response to comment 4 in our letter dated January 13, 2015 explains that management reviews a wide range of historical and forecasted qualitative and quantitative information in determining discretionary payments. Please revise your disclosure to provide additional context for an investor to evaluate the usefulness of Available Cash before Reserves. Your revised disclosure should also explain how investors should consider Available Cash before Reserves along with other relevant measures, data points, and information.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief